

December 17, 2010

Luther L. Jao
President and Principal Executive Officer
Intelligent Communication Enterprise Corporation
13 Spottiswoode Park Road
Singapore 088640

> **RE:** **Intelligent Communication Enterprise Corporation**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-10822**

Dear Mr. Jao:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Kevin Timken, Esq.
        KRUSE LANDA MAYCOCK & RICKS, LLC
        Facsimile (801) 531-7091